Liquid Media CEO Showcases Transformational Business Solutions Strategy for Independent IP Creators

Vancouver, BC – June 24, 2021 – Liquid Media Group Ltd. (the “Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR), a business solutions company empowering independent intellectual property (IP) creators to package, finance, deliver and monetize their professional video IP globally, today released a letter to shareholders from CEO Ronald Thomson. The complete letter follows:

Dear Shareholders of Liquid Media Group,

The start of 2021 has been extremely productive for Liquid. As the media and entertainment markets continue to evolve globally, we see incredible opportunities to scale our business and support creators to generate sustainable success.

Over the past year, consumers have been craving and consuming high-quality video content more than ever before – across streaming programs, series and films to epic cinematic scenes in their favorite video games. They’ve watched entire libraries of TV and film programming and logged hours upon hours on gaming consoles. This evolution in consumer behavior is driving massive demand for new TV, film and gaming options – and audiences and experts alike believe that demand is here to stay.

Video shoots and productions are, thankfully, up and running again in many locations after a year-long health crisis that stopped the world in its tracks, with the entertainment industry hard hit. Faced with new challenges, independent producers need more support than ever on the business side so that they can focus on what they do best – creating amazing stories.

Liquid’s recalibrated business strategy leverages our core assets, infrastructure and talent to drive our four-stage solution engine. It’s an enhanced strategic plan we’ve been working at tirelessly in recent months. We believe it addresses a massively underserved market opportunity – and that it will provide dramatic growth and long-term upside potential for our business, driving shareholder value.

More simply put, we felt strongly that the time for small actions was over and that a big push for our business was required, the beginnings of which are evidenced by our recent announcements to acquire iNDIEFLIX, Filmocracy and iGEMS.

Business Solutions for IP Creators

Think about the businesses that have achieved success on a scale that contributes to the transformation of an industry; growth through acquisition and ownership of a closed-loop system is a common thread. This trend towards consolidation has left an increasing number of  independent IP creators struggling to navigate the new landscape. Enter Liquid; as an end-to-end business solutions company, we will empower storytellers to package, finance, deliver and monetize their professional video IP globally, making it easier for creatives to take their professional content from inception through the entire process to monetization. This recalibration of Liquid’s business is an optimization of our existing assets and operations in response to a massively underserved need.

How massive is this need?

Industry veterans will tell anyone who asks that this is a significant problem in the film, TV and cinematic video games industry.

It’s hard to believe, but after all the advancements in entertainment and the technology that supports this massive global industry, there is still no existing professional, reliable and managed solution to enable studios, independent production companies and other professional video creators to source, package, finance, deliver and monetize their IP.

With demand for on-screen entertainment booming, the timing is right for us to arm media and entertainment professionals with a powerful end-to-end solution, designed to support them through every critical stage of the complete content lifecycle.

Liquid’s new platform will leverage sophisticated artificial intelligence (AI) and big data analytics technology, informed process structuring, financial risk reduction and funding, production best practices, together with monetization expertise to ensure recoupment and profitability of IP across diverse distribution. This is accomplished both through existing assets and strategic partnerships, including the recently announced Insight TV and dotstudioPRO distribution agreements, bringing our network’s total audience reach to nearly a billion households worldwide.

Strategic Vision Driven by Market Insights

Our Company is emerging as a catalyst for creative professionals,  providing crucial support via Liquid’s business solutions to translate their ingenuity and imagination into a successful economic engine (and providing peace of mind).

Who are the customers for this type of platform? They include production companies, studios, distributors and financiers in the filmed entertainment industry. This comprehensive solution is an attainable path to sustained growth and profitability. We are excited about our evolution and market trajectory going forward.

In creating our business transformation plan, we considered a number of important market insights including the explosion in spending on professional video and gaming production. This spending is being driven by:

●Success of new distribution channels – e.g. subscription video-on-demand (SVOD) and over-the-top (OTT) media services offered to viewers directly via the Internet, like Netflix, Amazon Prime, Disney+ and Hulu

●High consumer demand

●Adoption of new enabling technologies –  e.g. high-speed and bandwidth land and mobile service

●Depletion of entertainment inventories resulting from high demand during COVID-19 lockdown and lack of new production during that period

●Stratification of entertainment industry

●Massive projects from major studio players

●Smaller scale projects as the focus of smaller independent players

●Favorable environment (e.g. generous tax credits) that independent producers do not often fully leverage

●Problems completing production financing, which is a widespread industry constraint

●Enormous demand from numerous sectors (corporate / private, education / government / public, etc.) for training, education, edutainment, advertising and communications-related video services

As we leverage Liquid’s existing assets, infrastructure and highly experienced team, our execution program in the coming months will also encompass several accretive acquisitions together with strategic partnerships, several of which have been announced as part of our solution engine’s fourth stage - Monetization + Distribution. Healthy dialogue and negotiations are ongoing for additional opportunities across stages. These complementary initiatives will work to fulfill our end-to-end solutions value proposition for the filmed entertainment industry.

Liquid is committed to building lasting value for shareholders in the near-term as we finance and deliver our recalibrated business model internationally to the multitude of customers in our target markets.

I look forward to updating you as our business transformation continues in the coming months. In the meantime, thank you for your continued support of Liquid Media Group.

Sincerely,

Ronald Thomson

CEO

Liquid Media Group

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Primoris Group

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Investor / Business

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.co

Industry

Jane Owen

Jane Owen PR

+1 (323) 819-1122

jane@janeowenpr.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. Such forward looking statements include, but are not limited to, that the Company will be able to consummate the acquisition of Filmocracy, and that Filmocracy will continue to increase its revenues.  These statements should not be read as guarantees of future performance or results. Further, such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-

looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.